IPSENTO COFFEE CO.

Unaudited Consolidated Financial Statements For The Years Ended December 31, 2016 and 2015

December 7, 2017



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Ipsento Coffee Company
Chicago, IL

We have reviewed the accompanying consolidated balance sheet of Ipsento Coffee Company as of December 31, 2016, and 2015, and the related consolidated statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
December 7, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

IPSENTO COFFEE CO.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2016 & 2015

_____

ASSETS

CURRENT ASSETS		2016		2015
Cash	$	25,887	$	133,326
Accounts Receivable		35,618		86,836
Inventory		149,479		58,463
TOTAL CURRENT ASSETS		210,985		278,625
NON-CURRENT ASSETS				
Property, Plant, & Equipment		294,101		152,175
Leasehold Improvements		341,636		38,829
Less: Depreciation		(398,530)		(107,824)
Due to/from Shareholder		8,290		8,290
Deposits on Equipment		601		601
TOTAL NON-CURRENT ASSETS		246,098		92,070
TOTAL ASSETS	$	457,083	$	370,695

IPSENTO COFFEE CO.
CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2016 & 2015
_____

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable	$	214,364	$	88,744
Loans Payable- Current Portion		404,661		172,552
Prepaid Revenue		12,818		3,239
Taxes Payable		19,807		9,264
Other Current Liabilities		9,586		10,490
TOTAL CURRENT LIABILITIES		661,236		284,289

NON-CURRENT LIABILITIES

Loans Payable- Non-Current Portion		259,582		49,260
TOTAL LIABILITIES		920,818		333,549

SHAREHOLDERS' EQUITY

Common Stock (2,000,000 shares authorized, 55,556 shares issued and outstanding. $.01 par value)		556		556
Additional Paid in Capital		444		444
Retained Earnings (Deficit)		(464,736)		36,147
TOTAL SHAREHOLDERS' EQUITY		(463,736)		37,146
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	457,083	$	370,695

IPSENTO COFFEE CO.
CONSOLIDATED INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Operating Income		
Sales, Net	$ 1,935,160	$ 1,368,269
Cost of Sales	(943,410)	(680,718)
Gross Profit	991,751	687,551
Operating Expense		
General & Administrative	977,889	626,815
Depreciation	290,706	24,871
Rent	119,337	62,473
Building & Equipment Related Expenses	23,440	43,078
Marketing & Advertising	1,275	552
	1,412,647	757,788
Net Income from Operations	(420,897)	(70,237)
Other Income (Expense)		
Miscellaneous Income	4,217	84
Interest Income	84	-
Interest Expense	(75,884)	(942)
Taxes, Licenses, & Permits	(7,973)	(6,834)
Net Income	$ (500,453)	$ (77,930)

IPSENTO COFFEE CO.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 & 2015
_____

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (500,453)	$ (77,930)
Change in Accounts Receivable	51,218	(44,878)
Change in Inventory	(91,016)	7,859
Change in Due to/from Shareholder	-	4,888
Change in Accounts Payable	125,620	45,107
Change in Prepaid Revenue	9,580	1,250
Change in Taxes Payable	10,543	899
Change in Other Current Liabilities	(904)	10,490
Tax Payments	(429)	-
Net Cash Flows From Operating Activities	(395,841)	(52,316)
Cash Flows From Investing Activities		
Purchase of Property, Plant, & Equipment	(141,926)	(56,101)
Change in Leasehold Improvements	(302,808)	(19,954)
Change in Accumulated Depreciation	290,706	27,965
Net Cash Flows From Investing Activities	(154,028)	(48,090)
Cash Flows From Financing Activities		
Change in Loans Payable - Current	232,109	170,441
Change in Loans Payable - Noncurrent	210,322	50,617
Issuance of Common Stock	-	-
Change in Dividends	-	(7,000)
Return of Capital	-	(1,995)
Non-cash Adjustment to Retained Earnings	-	(21,274)
Net Cash Flows From Financing Activities	442,431	190,788
Cash at Beginning of Period	133,326	42,944
Net Increase (Decrease) In Cash	(107,439)	90,382
Cash at End of Period	$ 25,887	$ 133,326

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Ipsento Coffee Co. ("the Company") is a corporation organized under the laws of the State of Illinois. Prior to 2017, the Company operated as three separate limited liability companies under common ownership, and management. The Company provides specialty coffee roasting, wholesale, and retail services.

The Company will conduct an equity crowdfund offering during the period during the fourth quarter of 2017, and the first quarter of 2018, for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Consolidated Financial Statements

The accompanying financial statements present the consolidated results of Ipsento Coffee Company, and Coffee Ambassadors LLC, Ipsento LLC, and Ipsento 606 LLC, its wholly owned subsidiaries, with all significant balances and transactions between the entities eliminated.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Management's estimates of the useful lives of the Company's items of equipment are the only significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory is stated at the lower of cost or market. The Company recognized no losses due to inventory spoliation, or other impairment, during the years ended December 31, 2016, and 2015.

Property, Plant & Equipment

The Company capitalizes long-lived assets with an initial value of at least $1,000, and all leasehold improvements. The Company calculates depreciation for items of equipment using the double declining balance method. The Company calculates depreciation for leasehold improvements using the straight-line method.

Compensated Absences

The Company permits certain employees to earn allowances for compensated absences (vacation, sick time, and the like). For the years ended December 31, 2016, and 2015, the Company did not accrue an allowance for the expense associated with compensated absences in future periods because the amount could not be reasonably estimated.

Accounts Receivable

Accounts receivable are stated at full value. Accounts remaining open after ninety days are presumed uncollectible as of year's end, and written off.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Shipping and Handling Costs

In addition to Cost of Revenue reported on the income statement, shipping and handling costs includes postage & shipping balances of approximately $4,250 for 2016 and $1,534 for 2015.

Marketing & Advertising

Advertising costs are expensed as incurred.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States, and in the State of Illinois. For the years ended December 31, 2016, and 2015, the Companies subsidiaries elected to be treated as sole proprietorships for federal income tax purposes. All items of revenue and expense for those years were reported by the owner on his individual tax return.

NOTE C- EQUITY

The Company has authorized 1,000,000 shares of common stock of each type, voting and nonvoting. While none of the 1,000,000 nonvoting shares have been issued, 55,556 shares of common stock with voting rights have been considered issued and outstanding by the Company as of December 31, 2016.

NOTE D- RESEARCH & DEVELOPMENT COSTS

The Company recognizes research and development costs as incurred. The Company's research and development costs totaled approximately $1,604 and $247 for 2016 and 2015, respectively.

NOTE E- LOANS PAYABLE

During fiscal years 2016 and 2015, the Company borrowed funds from a variety of sources for the purpose of funding continuing operations. As of December 31, 2016, outstanding loans consisted of the following:

Maturity Date	Original Amount (Without Interest)	Interest Rate
3/21/2017	$ 32,500	6.50%
1/15/2018	$ 130,000	0.00%
5/1/2018	$ 10,000	9.25%
9/24/2019	$ 50,000	6.05%
4/1/2020	$ 10,000	10.75%
4/1/2020	$ 10,000	9.25%
4/12/2020	$ 12,000	9.75%
4/12/2020	$ 10,000	9.25%
4/12/2020	$ 10,000	9.25%
4/12/2020	$ 10,000	9.25%
5/1/2020	$ 5,000	9.25%
5/1/2020	$ 5,000	9.25%
5/1/2020	$ 5,000	9.25%
5/1/2020	$ 10,000	9.25%
5/1/2020	$ 5,000	6.50%
5/1/2020	$ 364,563	11.74%
5/20/2020	$ 40,000	9.25%
6/1/2020	$ 10,000	9.25%
7/1/2020	$ 10,000	9.25%
6/15/2021	$ 11,890	6.75%
12/13/2021	$ 20,708	4.71%

The $130,000 loan depicted in this chart has no stated interest rate and is estimated by management to have a maturity date of January 15, 2018. This loan requires a monthly payment of 5% of sales revenue. The payment amounts, and maturity date, depend on revenue from Ipsento LLC.

There was a loan of $55,500 with an interest rate of 12% that had been paid off by June 23, 2016.

The Company also has a loan not depicted above of approximately $6,001 to a customer that has agreed to accept repayment in product shipped by the Company. The loan does not accrue interest, is unsecured, and has no stated maturity date.

The total loan amount due for each of the next five years following the date of the balance sheet are approximately as follows:

12/31/2017	$ 404,661
12/31/2018	$ 236,237
12/31/2019	$ 74,674
12/31/2020	$ 5,439
12/31/2021	$ 1,621

NOTE F- LEASES

The Company occupies space under a non-cancellable operating lease. This lease had a commencement date of August 1, 2015, and a rent commencement date of January 1, 2016. Future minimum payments due under the lease are as follows:

Initial Term	Per Year
Lease Year 1	$ 46,930
Lease Year 2	$ 49,277
Lease Year 3	$ 51,740
Lease Year 4	$ 54,327
Lease Year 5	$ 57,044
Lease Year 6	$ 59,896
Lease Year 7	$ 62,891

The Company has the right to extend the original term of the Lease for the Premises for two successive periods of five years each.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before December 7, 2017, the date that the financial statements were available to be issued.